                                 SUPPLEMENT TO
                          OFFER TO PURCHASE FOR CASH
              UP TO 270,946 UNITS OF LIMITED PARTNERSHIP INTEREST

                                      OF

              AMERICAN INCOME PARTNERS III-C LIMITED PARTNERSHIP
                                      AT

                              $1.97 NET PER UNIT
                                      BY

                   ATLANTIC ACQUISITION LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
   THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 5:00
           P.M., EASTERN TIME, ON OCTOBER 20, 1995, UNLESS EXTENDED.
-------------------------------------------------------------------------------

  This Supplement to Offer to Purchase (this "Supplement") is being made in connection with the proposed settlement of class action litigation hereinafter described (the "Settlement"). The Purchaser hereby supplements and amends its offer to purchase outstanding units (the "Units") of limited partnership interest of American Income Partners III-C Limited Partnership, a Massachusetts limited partnership (the "Partnership"), for the purchase price of $1.97 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 1995, the Supplementary Letter dated September 27, 1995, this Supplement and the related Letter of Transmittal, as each may be supplemented or amended from time to time. Capitalized terms used in the Offer to Purchase and this Supplement and not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase.

  In accordance with the Settlement, the Purchase Price has been increased from $1.85 per Unit, as specified in the Offer to Purchase, to $1.97 per Unit. Further, the number of Units sought pursuant to the Offer has been decreased to 270,946 Units, representing approximately 35% of the Units outstanding as of August 10, 1995. In addition, the Offer has been extended and will now expire at 5:00 p.m., Eastern time, on October 20, 1995 (the "Expiration Date") unless further extended.

  The Purchaser was recently organized by certain principals of American Finance Group, the sponsor of the Partnership, and is related to the General Partner. As principals of the Purchaser Messrs. Gary D. Engle, Geoffrey A. MacDonald and James A. Coyne may be deemed to be "co-bidders" with the Purchaser. (See "THE TENDER OFFER--Section 11. Certain Information Concerning the Purchaser.")

  Each Unitholder should consider carefully the following factors:

  . The Purchase Price was established by the Purchaser with the intention of making a profit. Therefore, the Purchaser was motivated to set the lowest price for Units to the extent consistent with its objective of acquiring a sufficient number of Units to justify the effort and expense of proceeding with the Offer. This conflicts with the desire of the Unitholders tendering Units to receive the highest price therefor.

                     (Cover continued on following page.)

                               ----------------

                    The Information Agent for the Offer is:

                             D.F. King & Co., Inc.

                               ----------------

                       The Depositary for the Offer is:

                      STATE STREET BANK AND TRUST COMPANY

                               ----------------

H

  . The Purchase Price of $1.97 per Unit is substantially less than the sum of the Net Finance Value of $1.69 per Unit (using a 15% discount rate) and the estimated residual value ("ERV") of $3.01 per Unit (for a total of $4.70 per Unit). (If the Net Finance Value were calculated using a 9% discount rate, the Net Finance Value would be $1.75 per Unit (for a total of $4.76 per Unit).) (See "Section 13. Background of the Offer" for a discussion of the Purchaser's determination of the Purchase Price, and the related assumptions and other factors relating to such determination.)

  . The Purchaser and the General Partner are related parties and, accordingly, have conflicts of interest with respect to the Offer. (See "Section 10. Conflicts of Interest and Transactions with Affiliates and Related Parties.")

  . As a result of the Offer, the Purchaser could be in a position to influence significantly all Partnership decisions on which Unitholders may vote.

  . Although the secondary market is limited, it may be possible for certain of the Unitholders to obtain a higher price for their Units by selling such Units in the secondary market.

  . Unitholders who tender Units will not be entitled to any future distributions from the Partnership, including, without limitation, any distributions to be made to Unitholders upon liquidation of the Partnership. (The distribution to tendering Unitholders of record as of September 30, 1995 will either be assigned to the Purchaser or will correspondingly reduce the Purchase Price.) The sum of such future distributions is expected by the General Partner to exceed the Purchase Price substantially.

  . In deciding whether or not to tender their Units, Unitholders should consider the relatively short time (presently anticipated to be December 31, 1998) until the Partnership's assets are liquidated, any liquidation proceeds are distributed to the Unitholders and the Partnership terminates.

October 3, 1995

To the Holders of Units of Limited Partnership Interest of American Income
 Partners III-C Limited Partnership

  This Supplement to Offer to Purchase (this "Supplement") amends and supplements the Offer to Purchase dated August 18, 1995 and is being made in connection with the proposed settlement of class action litigation hereinafter described (the "Settlement").

                                 INTRODUCTION

  The following amends and supplements the Introduction to the Offer to Purchase. (Cross-references in this Supplement are to Sections of the Offer to Purchase, unless otherwise indicated. To the extent statements are made in this Supplement which are inconsistent with statements made in the Offer to Purchase, the statements herein shall control.)

  Atlantic Acquisition Limited Partnership, a newly-formed Massachusetts limited partnership (the "Purchaser"), hereby offers to purchase up to 270,946 of the outstanding Units (the "Units") of limited partnership interest of American Income Partners III-C Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a purchase price of $1.97 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, as supplemented hereby, and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer").

  In accordance with the Settlement, the Purchase Price has been increased from $1.85 per Unit, as specified in the Offer to Purchase, to $1.97 per Unit. Further, the number of Units sought pursuant to the Offer has been decreased to 270,946 Units, representing approximately 35% of the Units outstanding as of August 10, 1995. In addition, the Offer has been extended and will now expire at 5:00 p.m., Eastern time, on October 20, 1995 (the "Expiration Date") unless further extended. All references in the Offer to Purchase to the Purchase Price shall mean $1.97 per Unit and all references to the Expiration Date shall mean October 20, 1995.

  The Purchaser was recently organized by certain principals of American Finance Group, the sponsor of the Partnership, and is related to the General Partner. It is expected that employees and other persons or entities related to or affiliated with American Finance Group may become additional limited partners of the Purchaser. (See "Section 10. Conflicts of Interest and Transactions with Affiliates and Related Parties" and "Section 11. Certain Information Concerning the Purchaser.")

  Each Unitholder should carefully consider the following factors:

  . The Purchase Price was established by the Purchaser with the intention of making a profit. Therefore, the Purchaser was motivated to set the lowest price for Units to the extent consistent with its objective of acquiring a sufficient number of Units to justify the effort and expense of proceeding with the Offer. This conflicts with the desire of the Unitholders tendering Units to receive the highest price therefor.

  . The Purchase Price of $1.97 per Unit is substantially less than the sum of the Net Finance Value of $1.69 per Unit (using a 15% discount rate) and the estimated residual value ("ERV") of $3.01 per Unit (for a total of $4.70 per Unit). (If the Net Finance Value were calculated using a 9% discount rate, the Net Finance Value would be $1.75 per Unit (for a total of $4.76 per Unit).) (See "Section 13. Background of the Offer" for a discussion of the Purchaser's determination of the Purchase Price, and the related assumptions and other factors relating to such determination.)

  . The Purchaser and the General Partner are related parties and, accordingly, have conflicts of interest with respect to the Offer. (See "Section 10. Conflicts of Interest and Transactions with Affiliates and Related Parties.")

  . As a result of the Offer, the Purchaser could be in a position to influence significantly all Partnership decisions on which Unitholders may vote.

  . Although the secondary market is limited, it may be possible for certain of the Unitholders to obtain a higher price for their Units by selling such Units in the secondary market.

  . Unitholders who tender Units will not be entitled to any future distributions from the Partnership, including, without limitation, any distributions to be made to Unitholders upon liquidation of the Partnership. (The distribution to tendering Unitholders of record as of September 30, 1995 will either be assigned to the Purchaser or will correspondingly reduce the Purchase Price.) The sum of such future distributions is expected by the General Partner to exceed the Purchase Price substantially.

  . In deciding whether or not to tender their Units, Unitholders should consider the relatively short time (presently anticipated to be December 31, 1998) until Partnership's assets are liquidated, any liquidation proceeds are distributed to the Unitholders and the Partnership terminates.

  The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unitholders may no longer wish to continue their investment in the Partnership for a number of reasons, including:

  . The absence of a formal trading market for Units, although there are some limited resale mechanisms which may be available to Unitholders wishing to sell their Units

  . General disenchantment with long-term investments in limited partnerships

  . The complexities and costs of preparing and filing personal federal, state and local income tax returns resulting from an investment in the Units, particularly for Unitholders with a small investment in the Partnership

  . For Unitholders which are IRAs or other qualified pension, profit-sharing or stock bonus plans (collectively, "Qualified Plans"), the further complexity and costs of preparing income tax returns, and the potential tax liability, resulting from the generation by the Partnership of "unrelated business taxable income"

  . The opportunity to transfer Units without the commissions and other costs normally associated with a transfer

  . More immediate use for the cash tied up in an investment in the Units

  As discussed in the Prospectus for the original offering of Units, the Partnership was to be terminated upon the sale of its last remaining item of equipment, which at present is expected to be by December 31, 1998.

  The General Partner has advised the Purchaser that it expects that the third quarter distributions from the Partnership to Unitholders of record on September 30, 1995 will be approximately $0.3125 per Unit and distributed prior to October 31, 1995. As noted in the Offer to Purchase, such distributions with respect to tendered Units will either be made to the Purchaser or, to the extent such distributions are made to the tendering Unitholders, will correspondingly reduce the Purchase Price for such Units.

  Whether or not the Offer is consummated, the Partnership will continue to be managed by the General Partner in accordance with the investment objectives and policies set forth in the Prospectus (to the extent still relevant). (See "Section 9. Certain Information Concerning the Partnership--General Information.") The General Partner did not consider alternative transactions to the Offer because the General Partner believes it to be in the best interest of the Unitholders who do not tender their Units for the Partnership to continue to operate in the manner for which it was organized. Alternative transactions would, in the judgment of the General Partner, result in material changes in the original investment objectives and policies of the Partnership.

                               THE TENDER OFFER

  "SECTION 2. PRORATION: ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS" is hereby supplemented to include the following:

  In the event that proration is required because the number of Units validly tendered on or prior to the Expiration Date and not withdrawn exceeds 270,946 (which the Purchaser does not expect to be the case), the Purchaser will announce the results of prorations promptly after such results become available but in no event more than seven business days following the Expiration Date.

  "SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT" is hereby supplemented to include the following:

  The Purchaser intends to consummate the transactions contemplated by the Offer if the conditions for closing, in the reasonable judgment of the Purchaser, are satisfied.

  "SECTION 6. CERTAIN FEDERAL INCOME TAX CONSEQUENCES" is hereby supplemented as follows:

  Because of the increase in the Purchase Price to $1.97 per Unit, it is now estimated that a Unitholder who tenders Units that were acquired by such Unitholder at the time of the Partnership's original offering of Units will recognize capital loss of $1.55 per Unit for federal income tax purposes.

  "SECTION 9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP" is hereby supplemented by including the following information which is in addition to that included in, and should be read in conjunction with, the Offer to Purchase (an additional copy of the Offer to Purchase may be obtained by each Unitholder upon request of the Information Agent):

  In the opinion of AFG, the $3,253,510 carrying value of the equipment owned by the Partnership at June 30, 1995 and summarized in Section 9 of the Offer to Purchase does not exceed its fair market value.

  AFG annually receives an estimated valuation of the Partnership's equipment from an independent valuation company solely for the purpose of determining whether or not the aggregate carrying value of the equipment for financial statement purposes should be adjusted. The valuation company does not inspect the equipment or consider the specific characteristics of the equipment, nor does it estimate the expected value of the equipment at the end of the related lease. These valuations generally are substantially higher than either the sum of NFV and ERV or the carrying value. The Purchaser did not consider such valuation in determining the Purchase Price. Instead, the Purchaser examined the estimated residual value of the equipment after the related leases expire. (See "Section 13. Background of the Offer--Establishment of Purchase Price.")

  Major individual lessees that accounted for 10% or more of the Partnership's $1,559,404 of lease revenue in 1994 are Northwest Airlines, Inc. ($339,581), Marriott Corporation ($187,762), Equicor, Incorporated ($187,196) and Bally's Health and Tennis Corporation ($185,940).

  Rents are payable to the Partnership monthly, quarterly or semi-annually and no significant amounts are calculated on factors other than the passage of time. The leases are accounted for as operating leases and are noncancelable. Rents received prior to their due dates are deferred. At June 30, 1995 future minimum rents of $1,141,998 were due as follows:

     For the year ending June 30, 1996.............................. $  599,468
     1997...........................................................    396,210
     1998...........................................................    132,104
     1999...........................................................     14,216
                                                                     ----------
     Total.......................................................... $1,141,998
                                                                     ==========

  During 1994, the Partnership and other affiliated partnerships executed a renewal lease agreement in connection with an MD-82 aircraft leased by Northwest. Pursuant to the agreement, Northwest will continue to lease the aircraft until July 31, 1997. The Partnership, which owns an 11% interest in this aircraft, will receive $214,292 in lease revenue during the years ending December 31, 1995 and 1996 and $125,004 during the year ending December 31, 1997. Such rents are included in the future minimum rents above.

  The Partnership re-leased the L1011-100 in which it owns an 18.03% interest to Ing Aviation in 1994. This re-lease will generate approximately $427,000 in additional lease revenue for the Partnership through December 1997.

  The $50,000 amount reserved at December 31, 1993 against potentially uncollectable rents was reviewed and considered adequate as of December 31, 1994. It cannot be determined whether the Partnership will recover any past due rents in the future; however, the Managing General Partner will pursue the collection of all such items.

  The Partnership supplied the Purchaser with the following information detailing the expiration dates of the Partnership's leases. The percentages are based upon the Partnership's original cost of equipment remaining:

     1995................................................................   2.4%
     1996................................................................   8.1%
     1997................................................................  87.3%
     Thereafter..........................................................   2.2%
                                                                          -----
                                                                          100.0%

  At the end of each such lease, equipment generally is either renewed by the current lessee, re-leased to a new lessee, or sold.

  The schedule of distributions to the Unitholders set forth on page 13 of the Offer to Purchase is based upon the assumption that the Units were purchased on or before December 30, 1987 and continue to be held by the original purchasers thereof.

  The minimum investment in the Partnership was 100 Units ($2,500) or 80 Units ($2,000) for IRAs and other Qualified Plans. The schedule of distributions on page 13 of the Offer to Purchase should be considered by each Unitholder in terms of the actual number of Units purchased by such Unitholder.

  Cash distributions do not represent and are not indicative of yield on investment. Actual yield on investment cannot be determined with any certainty until termination of the Partnership and will be dependent upon the collection of future contracted rents, the amount of renewal and/or re-lease rents and the residual values realized for each asset as of its disposal date. However, Unitholders tendering their Units (assuming such Units were purchased on or before December 30, 1987 and continue to be held by the original purchaser) will receive total distributions (including the Purchase Price) of approximately $25.51 per Unit, of which $25.00 will constitute a return of capital and the $0.51 balance will constitute a return on capital.

  "SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES" is hereby supplemented to include the following:

  The Loan or the Alternate Loan (as defined below) is expected to be serviced by the Purchaser with cash distributions attributable to the Units it acquires. Because the Loan or the Alternate Loan will relate to all AFG Partnerships, the General Partner will have a conflict of interest in determining whether to sell equipment of a particular Partnership or Partnerships in order to service the Loan or the Alternate Loan.

  "SECTION 12. SOURCE OF FUNDS" is hereby supplemented to include the following:

  As described in the Offer to Purchase, the Purchaser has received the Commitment Letter from SunAmerica Life Insurance Company ("SunAmerica") to provide for the Loan in an amount of approximately $28,000,000 in connection with all the AFG Partnerships. (Because of the reduction in the percentage of Units tendered for from 45% to 35%, the loan will be in the maximum amount of approximately $21,778,000.)

  Further, the Purchaser now has an alternative source of funds that it may utilize in order to consummate the Offer. The balance of the funds not obtained by the Purchaser from capital contributions from its partners may be obtained from a term loan (the "Alternate Loan") to be provided by NatWest Bank N.A. ("NatWest") concurrently with the consummation of the Offer pursuant to the terms of a commitment letter (the "NatWest Commitment Letter") between NatWest and the Purchaser. The Purchaser has not yet determined whether to obtain the loan from NatWest or SunAmerica.

  The terms of the NatWest Commitment Letter are as follows. As is the case with the proposed loan from SunAmerica, the Alternate Loan will be made to the Purchaser in order to enable the Purchaser to consummate the Offer as well as the Tender Offers for units of or representing limited partnership interests of 20 other AFG Partnerships. NatWest has agreed to provide funds of approximately $27,000,000 in connection with all the AFG Partnerships. (However, because of the reduction in the percentage of Units tendered for from 45% to 35%, the Alternate Loan is not expected to exceed $21,000,000.) The Purchaser expects that the amount of the Alternate Loan, on a per Unit basis, will approximate the amount that is available from the Loan. The remainder of such funds required to purchase Units and to pay related fees and expenses will be funded by the Purchaser from capital contributions from its partners.

  NatWest will have the right to sell-down a portion of its commitment to another lender or lenders or to sell participations to another lender or lenders. In the event of a sell-down, an agency administration fee (the "Agency Administration Fee") in the amount of $40,000 per annum, payable quarterly, is to be paid by the Purchaser.

  The proceeds of the Alternate Loan will be used by the Purchaser solely to fund the acquisition of the Tendered Units and to pay related costs and expenses ("Offering Expenses") of up to $680,000 and the Upfront Fee (as defined below).

  There will be a separate drawdown of Alternate Loan proceeds for each closing of a Tender Offer. Each drawdown shall be in a minimum amount of $500,000 and no drawdown shall be made later than 90 days after the initial drawdown.

  The Alternate Loan will bear interest at the LIBOR (reserve adjusted) rate plus 350 basis points (as of September 22, 1995, the rate on the Alternate Loan would have approximated 9.25%). Payment of interest on the principal amount outstanding under the Alternate Loan will be payable quarterly in arrears based on a 360 day year. Within 90 days from the final drawdown of the Alternate Loan, the Purchaser will hedge its interest rate risk through an interest rate swap or cap with a counterparty acceptable to NatWest.

  Each drawdown of the Alternate Loan will be payable in 16 consecutive quarterly installments of principal (the "Scheduled Principal Payments") to be calculated based on the projected amount of cash flow available from the related AFG Partnership's firm term lease payments and to be agreed to by NatWest and the other lenders, if any, prior to such drawdown. In addition, a mandatory prepayment of principal outstanding on each drawdown (the "Mandatory Prepayments") shall be made quarterly on the due date of each Scheduled Principal Payment in an amount equal to the Distributable Cash Amount (as defined below) for the immediately preceding calendar quarter. Such Mandatory Prepayments shall be applied pro rata to the remaining Scheduled Principal Payments with respect to each drawdown. "Distributable Cash Amount" means cash received from all sources less current and accrued interest and principal payments and less accounting, legal, printing and other third party expenses ("Operating Expenses") and any Agency Administration Fee. Operating Expenses may not exceed

$200,000 per year. The final maturity of each drawdown will be four years from the closing of such drawdown. (See "Section 10. Conflicts of Interest and Transactions With Affiliates and Related Parties" for a discussion of certain conflicts of interest which will be created as a result of the Purchaser's obligation to prepay the Alternate Loan with Distributable Cash Amounts.)

  The Purchaser shall also have the right to make optional prepayments of the Alternate Loan at the end of each interest period in minimum principal amounts of $250,000.

  As security for the Alternate Loan, NatWest will have a first priority security interest in the Tendered Units and all other assets of the Purchaser, the stock of AAL, Inc., the interests of the general and limited partners in the Purchaser and the collection account into which the Purchaser's distributions from the AFG Partnerships will be paid. The obligations under the Alternate Loan will be fully recourse to the Purchaser and to AAL, Inc.

  The initial limited partners of the Purchaser will severally guarantee repayment of that portion of the Alternate Loan drawn to cover Offering Expenses. Otherwise, the Alternate Loan will be non-recourse to the limited partners of the Purchaser. (The Loan from SunAmerica is non-recourse to the limited partners of the Purchaser, as described in the Offer to Purchase.)

  There will be various conditions precedent to the closing of the Alternate Loan, including that the Tender Offer documentation shall be in full force and effect; that all conditions under the Tender Offer materials precedent to the consummation of the Tender Offers shall have been satisfied, including that all necessary governmental, regulatory and other third party approvals shall have been obtained; that the Purchaser shall have received cash proceeds aggregating at least 10% of the aggregate Purchase Price of the Tendered Units representing equity contributions from its partners and shall have utilized such proceeds to purchase the Tendered Units and to pay any related fees and expenses not funded through drawdowns; and that no material adverse event in the judgment of NatWest and the other lenders, if any, shall have occurred with respect to any of the AFG Partnerships or the Purchaser which would, in turn, have a material adverse effect on the Purchaser's ability to service the Alternate Loan. Accordingly, there is no assurance that any drawdowns of the Alternate Loan will actually occur.

  The Purchaser anticipates that the loan agreement governing the Alternate Loan will contain certain customary representations and warranties, affirmative and negative covenants, events of default and other terms and conditions.

  The Purchaser will pay an upfront fee (the "Upfront Fee") equal to 2% on the amount of each drawdown to be paid at each drawdown. The maximum aggregate Upfront Fee will be $353,750 and the minimum Upfront Fee will be $100,000. In addition, an arrangement fee of $100,000 (the "Arrangement Fee") will be payable if the closing of the Alternate Loan does not occur by October 15, 1995 or if the closing does occur by such date but the Purchaser does not draw down any funds under the Alternate Loan by January 15, 1996, provided that (a) no Arrangement Fee will be payable if NatWest declines to close the Alternate Loan or to fund under the Alternate Loan because of a material adverse change or for a reason other than breach by the Purchaser of a representation, warranty or covenant or failure of a condition and (b) if NatWest or the Purchaser declines to close the Alternate Loan or declines to fund under the Alternate Loan because of litigation pending, threatened or commenced with respect to the Tender Offers, the AFG Partnerships or the Alternate Loan, the payment of the Arrangement Fee shall be postponed until the earliest of the date of the expiration or termination of the NatWest Commitment Letter, the date of termination of such litigation or January 15, 1996. If NatWest or the Purchaser declines to close the Alternate Loan or declines to fund under the Alternate Loan on or before January 15, 1996 because of such litigation, then the arrangement fee payable by the Purchaser to NatWest shall be $50,000. Further, the Purchaser will pay all legal fees and disbursements of NatWest and any other lenders in connection with the closing of the Alternate Loan.

  "SECTION 13. BACKGROUND OF THE OFFER" is hereby supplemented and amended as follows:

  In connection with the settlement of the class action litigation described herein, the Purchaser agreed to increase the Purchase Price to $1.97 per Unit. The Purchase Price continues to represent the price at which the Purchaser is willing to purchase Units and is in an amount which the Purchaser expects will enable it to realize a profit.

  The Partnership's Net Finance Value or NFV was determined to be $1,310,887 or $1.69 per Unit. Certain financial information supplied to the SunAmerica and NatWest employed a discount rate of 9%. If the Purchaser in calculating NFV had applied a 9% discount rate to the NFV as opposed to 15%, the NFV would be $1,354,727 or $1.75 per Unit. The Purchaser believes the discount rates utilized are reasonable but other discount rates might also be deemed appropriate. Unitholders should be aware that the lower the discount rate used the higher the NFV.

  For purposes of NFV, the Purchaser determined the amount of Distributable Cash Flow ("DCF") based upon its estimates of contracted rents and other relevant factors as of July 1, 1995.

  The residual percentages that the Purchaser supplied to the SunAmerica and NatWest showing AFG's historical track record with respect to residual realization are shown in Schedule 1 to this Supplement (the "Percentages"). The Percentages were calculated by dividing residual proceeds (which include sale, re-lease and renewal proceeds) of equipment of varying age by the original cost of such equipment. In determining ERV, the Purchaser used a subset of the AFG historical track record information that incorporated the age data most closely related with the age of the Partnership's asset when the related lease expires and no residual value was assigned to equipment off-lease. Because the Percentages group assets of varying age, the Percentages may be different from the residual percentages used by the Purchaser in determining the ERV. The methodology described above was used in all cases except for aircraft. The residual percentage used in estimating the residual value of the Partnership's aircraft is shown below. The Purchaser believes that the historical residual percentages supplied to SunAmerica and NatWest with respect to aircraft are not appropriate as such percentages relate to
(i) specific types of aircraft which may be different from the Partnership's,
(ii) aircraft that were generally sold subject to lease (the Purchaser accounted for any value of Partnership lease receivables in determining the
NFV), and (iii) aircraft generally sold in the 1980's when the market for used aircraft was different from that which exists at present. Following are the residual percentages applied to the Partnership's equipment (excluding equipment sold or awaiting sale) for purposes of calculating ERV:

     Aircraft...............................................................  59%
     Communications.........................................................   3%
     Computers & Peripherals................................................  10%
     Railroad...............................................................   7%
     Manufacturing..........................................................  39%
     Materials Handling Equipment...........................................  22%
     Medical................................................................  12%
     Photocopying...........................................................  10%
     Research & Test........................................................   0%
     Retail Store Fixtures..................................................   6%

  The Partnership's auditors evaluate the carrying value of the Partnership's commercial aircraft solely for financial statement purposes. As part of this evaluation, the auditors review an independent appraisal and perform their own appraisal of the estimated value of the subject aircraft at the end of the lease taking into consideration the specific characteristics of the aircraft. The Purchaser did not consider these appraisals in determining Purchase Price. If the Purchaser, in its calculation of ERV, had used the average of the independent appraisal and auditors appraisal (using the mid-point when a range was provided for as an appraised value) as provided for in conjunction with the Partnership's 1994 audit, the present value of the estimated residual value of the Partnership's equipment, based upon the same methodology used to determine ERV, would be $2,442,273 or $3.15 per Unit. (As noted in the Offer to Purchase, the Purchaser determined ERV to be $2,329,654 or $3.01 per Unit.)

  No liquidation value for the Partnership has been calculated by the Purchaser or the General Partner although the Purchaser believes, as indicated by NFV and ERV, that liquidation would result in distributions to the Unitholders in excess of the Purchase Price.

  The default rate factor of 1.5% used in calculating NFV is based upon an estimate of the historic default rate realized in general equipment transactions sponsored by AFG and is not based upon the actual default rate experienced by the Partnership.

  For purposes of determining the present value of the Partnership's assets, a Unitholder may consider adding NFV per Unit and ERV per Unit and compare such total to the Purchase Price. The sum of NFV per Unit calculated using a discount rate of 15% and ERV per Unit is $4.70 per Unit. The sum of NFV per Unit calculated using a discount rate of 9% and ERV per Unit is $4.76 per Unit. It should be noted that the Purchaser believes that the realization of NFV is very predictable and that the realization of ERV is less predictable. The Purchaser primarily considered NFV in determining the Purchase Price as it believes that any lender to the Purchaser will determine the amount of its loan based primarily on the Partnership's NFV.

  "SECTION 14. CONDITIONS OF THE OFFER" is hereby amended as follows:

  The Purchaser will purchase the Units tendered in accordance with the Offer if, in the exercise of its reasonable judgment, it determines that the conditions to the Offer have been satisfied.

  "SECTION 15. CERTAIN LEGAL MATTERS" is hereby supplemented as follows:

  On September 6, 1995, City Partnerships Co. ("CPC"), commenced an action in the United States District Court for the District of Massachusetts against the Purchaser, the General Partner and various affiliates. The action alleges, among other things, that the Offer constitutes (1) a violation of the Williams Act Amendments to the Securities Exchange Act of 1934; (2) breach of provisions of the partnership agreements of the AFG Partnerships; and (3) breach of fiduciary duty owed to the Unitholders of the AFG Partnerships. The action, which has been brought as a class action on behalf of such Unitholders, seeks to enjoin the Offer and monetary damages in an unspecified amount.

  A proposed settlement of this litigation (the "Settlement") has been reached by the parties. The terms of the Settlement are set forth in a Notice of Class Action Determination, Proposed Settlement and Hearing Thereon (the "Notice"), a copy of which is being provided to the Unitholders as to Schedule 2 to this Supplement, and a Stipulation of Settlement dated September 27, 1995 filed with the Court. On September 27, 1995, the Court entered an order preliminarily approving the Settlement and certifying the class for settlement purposes. A final settlement hearing is presently scheduled to be held on November 15, 1995, at 3:00 p.m., in the United States District Court for the District of Massachusetts.

  On September 7, 1995, Marcella Levy and Richard Hodgson, who represented that they are Unitholders of American Income Partners V-B Limited Partnership and American Income Partners III-C Limited Partnership, respectively, commenced an action in the Massachusetts Superior Court against the Purchaser, the General Partner and various affiliates and related parties. The action alleges, among other things, that the Offer constitutes a breach of fiduciary duty owed to the Unitholders of the AFG Partnerships. The action, which has been brought as a class action on behalf of such Unitholders, seeks to enjoin the Offer as well as monetary damages in an unspecified amount. No hearing dates are presently scheduled.

  In connection with this Supplement, the Purchaser has filed with the Commission an amended Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 of the Offer to Purchase (except that they will not be available at the regional offices of the Commission).

                                          ATLANTIC ACQUISITION LIMITED
                                           PARTNERSHIP

October 3, 1995

                                  SCHEDULE 1

                      RESIDUAL PROCEEDS BY EQUIPMENT TYPE

                                                         RESIDUAL PROCEEDS AS
EQUIPMENT TYPE                                        A PERCENTAGE OF OEC (1)(2)
--------------                                        --------------------------
Aircraft.............................................           75.22%
Commercial Printing..................................           36.81%
Communications.......................................            9.64%
Computers & Peripherals..............................           14.60%
Construction & Mining................................           45.63%
Fitness..............................................           20.12%
Furniture & Fixtures.................................           11.29%
General Purpose Plan/Warehouse.......................           35.38%
Railroad.............................................           68.75%
Manufacturing........................................           44.42%
Materials Handling Equipment.........................           23.89%
Medical..............................................           18.75%
Motor Vehicles.......................................           22.95%
Photocopying.........................................           12.16%
Research & Test......................................           33.03%
Retail Store Fixtures................................           18.65%
Tractors & Heavy Duty Trucks.........................           35.28%
Trailers/Intermodal Containers.......................           32.44%
Miscellaneous........................................           15.61%

--------
(1) OEC = Original Equipment Cost
(2) Residual Proceeds includes all amounts received after initial lease expiration. Such amounts are primarily re-lease, renewal and sale proceeds. The figures include residual proceeds for equipment of varying age.

                                                                      SCHEDULE 2

                      IN THE UNITED STATES DISTRICT COURT
                       FOR THE DISTRICT OF MASSACHUSETTS

------------------------------------------------
                                                )
CITY PARTNERSHIPS CO., A New                    )
York General Partnership, on Behalf of          )
Itself and All Others Similarly Situated,       )
                                                )
                                   Plaintiff    )
v.                                              )          Civil Action No.
                                                )          95-11990-PBS
ATLANTIC ACQUISITION LIMITED                    )
PARTNERSHIP, A Massachusetts                    )
Limited Partnership; AFG PROGRAMS,              )
INC.; AAL, Inc., a Massachusetts                )
Corporation; AMERICAN FINANCE                   )
GROUP, INC., a Delaware Corporation;            )
AFG LEASING CORPORATION IV,                     )
INC., a Massachusetts Corporation;              )
GEOFFREY A. MACDONALD;                          )
GARY ENGLE; and JAMES COYNE,                    )
                                                )
                                   Defendants.  )
                                                )
------------------------------------------------

                     NOTICE OF CLASS ACTION DETERMINATION
                    PROPOSED SETTLEMENT AND HEARING THEREON

    TO:   ALL PERSONS AND ENTITIES WHO WERE UNITHOLDERS OF RECORD AS OF
          AUGUST 10, 1995 OF LIMITED PARTNERSHIP UNITS IN ANY OF THE FOLLOWING LIMITED PARTNERSHIPS:

             American Income 4 Limited Partnership;
             American Income 5 Limited Partnership;
             American Income 6 Limited Partnership;
             American Income 7 Limited Partnership;
             American Income 8 Limited Partnership;
             American Income Partners III-A Limited Partnership;
             American Income Partners III-B Limited Partnership;
             American Income Partners III-C Limited Partnership;
             American Income Partners III-D Limited Partnership;
             American Income Partners IV-A Limited Partnership;
             American Income Partners IV-B Limited Partnership;
             American Income Partners IV-C Limited Partnership;
             American Income Partners IV-D Limited Partnership;
             American Income Partners V-A Limited Partnership;
             American Income Partners V-B Limited Partnership;
             American Income Partners V-C Limited Partnership;
             American Income Partners V-D Limited Partnership;
             American Income Fund I-B, a Massachusetts Limited Partnership; American Income Fund I-C, a Massachusetts Limited Partnership; American Income Fund I-D, a Massachusetts Limited Partnership; and American Income Fund I-E, a Massachusetts Limited Partnership.

   THIS NOTICE RELATES TO A PROPOSED SETTLEMENT OF THE LITIGATION REFERRED TO IN THE CAPTION. PLEASE READ THIS NOTICE CAREFULLY. YOUR RIGHTS WILL BE AFFECTED BY THE PROCEEDINGS IN THIS LITIGATION.

        THE PROPOSED SETTLEMENT, IN CONNECTION WITH A PENDING TENDER OFFER FOR REDEMPTION OF THE UNITS, CALLS FOR THE PAYMENT OF A PREMIUM OF UP TO $1,500,000 TO THE UNITHOLDERS WHO TENDER THEIR UNITS, AND ALSO PROVIDES THAT CERTAIN ADDITIONAL INFORMATION CONCERNING THE TENDER OFFER SHALL BE DISSEMINATED BY THE DEFENDANTS TO THE UNITHOLDERS.

        PLEASE BE ADVISED THAT:

              1. This Notice is given pursuant to Rule 23 of the Federal Rules of Civil Procedure and a Preliminary Order of the United States District Court for the District of Massachusetts ("the Court") dated September 27, 1995 (the "Preliminary Order"), entered in the above class action ("the Action"), to notify you of the pendency of the litigation as a class action under Rule 23(b)(3), the proposed settlement of the litigation, the Court's certification of the class as defined below for the purposes of this settlement, and of a settlement hearing (the "Settlement Hearing") and your rights with respect thereto.

              2. A proposed settlement of this litigation (the "Settlement") has been reached by the parties. The proposed Settlement, the terms of which are only summarized in this Notice, is embodied in an Amended Stipulation of Settlement dated September 27, 1995 (the "Stipulation") which has been filed with the Court.

              3. The Settlement Hearing will be held on November 15, 1995, at 3:00 PM before the Honorable Patti B. Saris, United States District Court Judge, at the United States District Courthouse, Post Office Square, Boston, MA. The purpose of the hearing is to determine whether the Settlement should be approved by the Court as fair, reasonable and adequate and in the best interests of the Class (as defined below), whether the Court should approve the application of plaintiff's counsel for an award of attorneys' fees and reimbursement of expenses to plaintiff's counsel, and whether final judgment should be entered thereon.

              4. Unless you properly request an exclusion from the Class (as defined below) as set forth in Section II below, you will be bound by the terms and conditions of the proposed Settlement described in more detail in this Notice.

              5. The proposed Settlement will become effective only if the Court approves it. If the Court approves the proposed Settlement, and you have not requested exclusion as provided in Section II you may be forever barred from contesting the fairness, reasonableness or adequacy of it, or from pursuing the Settled Claims (as defined below) against the defendants.

        The term "Defendants" means each and all of the following persons and entities: Atlantic Acquisition Limited Partnership; AFG Programs, Inc.;
AAL, Inc.; American Finance Group, Inc.; AFG Leasing Corporation IV, Inc.; Geoffrey A. MacDonald; Gary Engle; and James Coyne. The term "Individual Defendants" means Geoffrey A. MacDonald, Gary Engle, and James Coyne.

                                      I.
                         DESCRIPTION OF THE LITIGATION

A.  History of the Litigation

        On or about August 18, 1995, defendant Atlantic Acquisition Limited Partnership ("Atlantic Limited"), a newly-formed Massachusetts limited partnership, commenced a tender offer for up to 45% of the outstanding units in the twenty-one partnerships listed herein (the "Subject Partnerships"). Defendant Atlantic Limited's tender offer prices differed with respect to each of the Subject Partnerships, but each of the individual tender offers, except for relevant partnership specific information, included essentially the same information and financial disclosure to each of the unitholders.

        On September 6, 1995 City Partnerships, Co. commenced a lawsuit in this jurisdiction against Atlantic Limited and related entities in connection with the Tender Offers for up to 45% of the outstanding units in said partnerships scheduled to close on September 29, 1995. The complaint included claims against Atlantic Limited and related entities for, inter alia, violation of Section 14(e) of the Securities and Exchange Act of 1934, breach of fiduciary duty by certain of the general partners of the Subject Partnerships, and breach of the partnership agreements.

B.  Defendants' Denial of All Allegations

        Each Defendant has at all times denied the allegations of wrongdoing and the merits of any and all claims asserted in the Action.

THE FACTUAL STATEMENTS HEREIN ARE BASED ON INFORMATION PROVIDED TO THE COURT BY COUNSEL FOR THE PARTIES AND DO NOT CONSTITUTE FINDINGS OF THE COURT.

THIS NOTICE IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, AN EXPRESSION OF ANY OPINION BY THE COURT WITH RESPECT TO THE TRUTH OF THE ALLEGATIONS IN THE LITIGATION OR THE MERITS OF THE CLAIMS OR DEFENSES ASSERTED. THE PURPOSE OF THIS NOTICE IS TO ADVISE YOU OF THE PROPOSED SETTLEMENT OF THE LITIGATION AND YOUR RIGHTS WITH REGARD TO IT.

C.  Class Action Determination

        For purposes of the proposed Settlement the Court has, by order dated September 27, 1995, certified the following class (the "Class") for settlement purposes:

        All persons and entities who were unitholders of record as of August 10, 1995 of limited partnership units in any of the following limited partnerships: American Income 4 Limited Partnership;

             American Income 5 Limited Partnership;
             American Income 6 Limited Partnership;
             American Income 7 Limited Partnership;
             American Income 8 Limited Partnership;
             American Income Partners III-A Limited Partnership;
             American Income Partners III-B Limited Partnership;
             American Income Partners III-C Limited Partnership;
             American Income Partners III-D Limited Partnership;
             American Income Partners IV-A Limited Partnership;
             American Income Partners IV-B Limited Partnership;
             American Income Partners IV-C Limited Partnership;
             American Income Partners IV-D Limited Partnership;
             American Income Partners V-A Limited Partnership;
             American Income Partners V-B Limited Partnership;
             American Income Partners V-C Limited Partnership;
             American Income Partners V-D Limited Partnership;
             American Income Fund I-B, a Massachusetts Limited Partnership; American Income Fund I-C, a Massachusetts Limited Partnership; American Income Fund I-D, a Massachusetts Limited Partnership; and American Income Fund I-E, a Massachusetts Limited Partnership.

Excluded from the Class are the Defendants, members of the immediate families of each of the Individual Defendants, any entity in which any Defendant has a controlling interest, and the legal representatives, heirs, successors, predecessors in interest, or assigns of any of the Defendants. Also for purposes of the proposed Settlement the Court has certified plaintiff City Partnership Co. as the Class Representative.

                                      II.
                   YOUR RIGHT TO BE EXCLUDED FROM THE CLASS

        If you are a unitholder of one or more of the limited partnerships as described above, and are not a Defendant herein, or other excluded person, you are a member of the Class. You may request exclusion from the Class in writing mailed by first class mail addressed to:

                    Berman, DeValerio & Pease
                    One Liberty Square
                    Boston, MA 02109

                    Attn: Norman Berman, Esq.

        Your request for exclusion must clearly indicate that you request to be excluded from the Class and must state: your name and address; and identify the limited partnerships and the units thereof that you held as of record on August 10, 1995. Also identify the record holder if you were the beneficial holder, but not the holder of record. The request for exclusion will not be effective unless all of the above information is provided and unless the request for exclusion is postmarked no later than November 3, 1995.

        If you request exclusion, you will not be bound by any judgment in this Action, and will be free to pursue your own remedy, if any, against the Defendants in this Action. If you request exclusion you may nevertheless accept or decline the Tender Offer for your units of the limited partnerships. Any Class Member who does not request exclusion may, if he or she desires, enter an appearance through his or her counsel by sending such entry of appearance to the above address.

        All members of the Class who do not request to be excluded will participate in and be bound by the proposed Settlement. If you wish to remain a member of the Class, you need do nothing and your rights will be represented by the following counsel for plaintiff and the Class ("Class Counsel"):

     BERMAN, DEVALERIO & PEASE             LAW OFFICES OF HAROLD B. OBSTFELD,
     One Liberty Square                    500 Fifth Avenue, 56th Floor
     Boston, MA 02109                      New York, NY 10110

                                     III.
                          REASONS FOR THE SETTLEMENT

        Class Counsel obtained and analyzed thousands of pages of relevant documents in expedited discovery during the prosecution of the litigation, and had access to depositions of Defendants in this litigation. Class Counsel produced to Defendants relevant documents concerning the litigation on an expedited basis. Counsel also interviewed some of the Individual Defendants to obtain information relevant to all partnerships, the General Partners, the Individual Defendants and their affiliates, and Counsel relied upon certain representations made during those interviews in reaching the settlement described herein. Class Counsel and Counsel for Defendants have engaged in extensive arm's length negotiations with respect to the settlement of claims of the members of the Class. Class Counsel recognizes and acknowledges the expense and length of time for continued proceedings necessary to prosecute the litigation against the Defendants through trial and through potential appeals. Class Counsel also have taken into account the applicable law, the uncertain outcome and the risk of any litigation, especially in complex actions such as this litigation, as well as the difficulties and delays inherent in such litigation. Class Counsel have further taken into account the strengths and uncertainties of the claims asserted in the litigation, the possible defenses to the claims asserted and the substantial benefits of the Settlement for the Class. Class Counsel have therefore determined that the Settlement is fair, reasonable, adequate, and in the best interests of the Class.

        Defendants have maintained throughout the litigation of this Action that all allegations of wrongdoing and all claims asserted in the Action are without merit. Defendants, however, desire that the Action be settled in order to eliminate the cost and uncertainty of future litigation and to achieve the final resolution and complete settlement of any and all of the Settled Claims (as defined below).

                                      IV.
                      SUMMARY OF THE PROPOSED SETTLEMENT

        The following description of the proposed Settlement of the Action is only a summary. Reference may be made to the text of the Stipulation, on file with the Court, for a full statement of its provisions. The major terms of the Settlement are as follows.

              (a) In full and final disposition, settlement, discharge, release, and satisfaction of any and all claims, individual, class or derivative in nature, including those claims asserted in the Action, that have been or could be asserted by or on behalf of any member of the Class against any Defendant or a general partner of the Subject Partnerships (as more fully defined in the term "Releasees" contained in the Stipulation) with respect to any transaction or occurrence constituting the subject matter of the Action ("Settled Claims," as defined more fully below), Defendants agree to provide the following consideration:

              (b) The Defendants agree to disseminate a Supplement to the Offers, provided herewith, providing additional information to each of the unitholders in the Subject Partnerships, as defined in and attached to the Stipulation, and as filed with the Court.

              (c) Additionally, Defendants agree that the tender offer prices will be increased to reflect a premium. Defendants agree to pay unitholders a premium of $1,500,000 to be spread equally across all the tendering unitholders of the Subject Partnerships, resulting in an approximately 6.6% premium in the tender offer price for each limited partnership.

              (d) Defendants agree to purchase up to 35% of the outstanding units of the Subject Partnerships.

        The Amended Stipulation of Settlement is subject to the following conditions and, except by mutual consent of the parties' counsel as provided therein, shall be canceled and terminated unless:

              (a) The Court shall enter a Final Judgment approving the Settlement as fair and adequate to the Class; and

              (b) The Court's Final Judgment becomes final, binding and nonappealable, as set forth in the Amended Stipulation of Settlement.

        This Notice is not intended to be a complete description of the Stipulation. The Stipulation contains the full and complete terms of the Settlement.

                                      V.
                 EFFECT OF APPROVAL OF THE PROPOSED SETTLEMENT

        If the Court approves the proposed Settlement, judgment will be entered:

              (a) Approving the Settlement as fair, reasonable, adequate and in the best interests of the Class; determining the reasonable amount of attorneys' fees and reimbursement of costs and disbursements to be awarded to Class Counsel, and retaining jurisdiction for the purposes of effectuating the terms and provisions of the Settlement;

              (b) Dismissing with prejudice, and releasing and discharging, any and all claims, demands, rights, liabilities, and causes of action of every nature and description whatsoever, including, without limitation, individual, class or derivative claims, known or unknown, asserted or that might have been asserted, including without limitation, claims for negligence, gross negligence, breach of duty of care and/or breach of duty of loyalty and/or breach of duty of candor, fraud, negligent misrepresentation, breach of fiduciary duty, or violations of any state or federal statutes, rules or regulations, whether directly, in a representative capacity or in any other capacity, by any Class Member against any of the Defendants or the Releasees arising out of, relating to, or in connection with (i) any of the Subject Partnerships and arising out of any of the Tender Offers; (ii) any of the acts, omissions, misrepresentations, facts, events, matters, transactions or occurrences referred to or which could have been referred to in the complaint or in other pleadings filed in the litigation, including all claims which were or could have been asserted in the litigation; (iii) any filing with the Securities and Exchange Commission or other public filing or statement relating to the Tender Offers; and/or (iv) the terms, the fact, fairness, or adequacy of this Settlement.

                                      VI.
                      TERMINATION OF PROPOSED SETTLEMENT

        If there is no final Court approval of the proposed Settlement in this case, or if for any reason there is a failure to satisfy any of the conditions of the Stipulation, the Stipulation will become null and void, and the parties will resume their former positions in this action.

                                     VII.
           APPROVAL OF APPLICATION FOR ATTORNEYS' FEES AND EXPENSES

        If this Settlement is approved by the Court, in conjunction with the Settlement Hearing, Class Counsel will request the Court to approve Class Counsel's application for attorneys' fees and expenses, not to exceed $250,000, in prosecuting this Action and securing a benefit for the members of the Class. Members of the Class will not incur any obligation for such fees and expenses, and the fees and expenses will not be deducted from the premium to be paid to unitholders as a result of the Settlement

                                     VIII.
                            THE SETTLEMENT HEARING

IF YOU DO NOT WISH TO OBJECT TO THE PROPOSED SETTLEMENT OR REQUEST FOR ATTORNEYS' FEES AND EXPENSES YOU NEED NOT APPEAR AT THE HEARING.

        The Settlement Hearing will be held on November 15, 1995 at 3:00 PM before the Honorable Patti B. Saris, U.S. District Court Judge, at the United States District Courthouse, Post Office Square, Boston, MA:

              (a) to determine whether the Settlement of the Action as set forth in the Amended Stipulation of Settlement is fair, reasonable, adequate and in the best interests of plaintiff and members of the Class and should be approved by the Court;

              (b) to determine whether an order and final judgment dismissing the Action should be entered thereon; and

              (c) to determine whether to approve Class Counsel's application for attorneys' fees and expenses , incurred in this action, not to exceed $250,000.

The Court may adjourn the Settlement Hearing, or any adjournment thereof, without further notice to members of the Class other than by announcement at the Settlement Hearing or any adjournment thereof. The Court reserves the right to approve the Settlement as it may be modified by the parties or the Court, according to its terms and conditions, with or without further notice to members of the Class.

        At the Settlement Hearing, any member of the Class, who has provided a notice of appearance which is served and filed as hereinafter provided, may object to or support the Settlement, or may object to or support the Court's allowance of reasonable fees and expenses to Class Counsel for their services and actual expenses incurred herein to be paid by the Defendants. However, unless the Court in its discretion otherwise directs, members of the Class, and all others (excluding the parties), shall not be heard or be entitled to oppose the approval of the terms and conditions of the Settlement or (if approved) the judgment to be entered thereon, or the allowance of fees and expenses to plaintiff's counsel, and no papers, briefs, pleadings or other documents submitted by any member of the Class, or any other person (excluding the parties) shall be received and considered, except by order of the Court for good cause shown, unless, no later than 10 days prior to the Settlement Hearing, such person has served and filed the following documents in the manner provided below:

              (a)  A Notice of Intention to Appear; and

              (b) A detailed statement of such person's specific objections to any matter before the Court, the grounds for such objections and any reasons why such person desires to appear and to be heard, and enclosing all documents and writings that such person desires the Court to consider.

Such documents shall be filed with the Court, at the address noted above and served by first class mail upon the following counsel:


        Norman Berman, Esq.                        Deborah L. Thaxter, Esq.
        BERMAN, DeVALERIO & PEASE                  PEABODY & BROWN
        One Liberty Square                         101 Federal Street
        Boston, MA 02109                           Boston, MA 02110

        Representing Plaintiff and the Class       Representing Defendants

ANY CLASS MEMBER WHO DOES NOT OBJECT IN THE MANNER DESCRIBED HEREIN WILL BE DEEMED TO HAVE WAIVED ANY OBJECTION, AND SHALL FOREVER BE FORECLOSED FROM MAKING ANY OBJECTION TO THE PROPOSED SETTLEMENT.

                                      IX.
              SPECIAL NOTICE TO BROKERS, BANKS AND OTHER NOMINEES

        Brokerage firms, banks or other persons or entities who are current holders for the benefit of others of limited partnership units in the Subject Partnerships are directed to send this Notice promptly to all such beneficial owners. In the alternative, record holders may forward the names and addresses of the members of the Class and beneficial owners to Berman, DeValerio & Pease at the above address, who in turn will cause copies of this Notice to be sent by Defendants to such persons or entities.

                                      X.
                              FURTHER INFORMATION

        For a more detailed statement of the matters involved in this litigation, you are referred to the papers on file in this Action, including the Stipulation, which may be inspected during regular business hours at the Office of the Clerk of the United States District Court, Post Office Square, Boston, PLEASE DO NOT CALL OR WRITE THE COURT DIRECTLY. IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT THE FOLLOWING COUNSEL REPRESENTING PLAINTIFF AND THE CLASS:

                          BERMAN, DEVALERIO & PEASE
                          One Liberty Square
                          Boston, MA 02109
                          (617) 542-8300


Dated: September 27, 1995                  BY ORDER OF THE UNITED STATES
                                           DISTRICT COURT FOR THE
                                           DISTRICT OF MASSACHUSETTS